América Móvil May 2019 Filed Pursuant to Rule 433 Registration No. 333-227649

Safe Harbour This presentation may contain certain forward-looking statements and information relating to América Móvil, S.A.B. de C.V. and its subsidiaries (collectively, “América Móvil” or the “Company”) that reflect the current views and/or expectations of the Company and its management with respect to its performance, business and future events.  Forward looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain words like “believe”, “anticipate”, “expect”, “envisages”, “will likely result”, or any other words or phrases of similar meaning.  Such statements are subject to a number of risks, uncertainties and assumptions.  We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this presentation.  Certain of these risks and factors are described in the “Risk Factors” and “Forward-Looking Statements” sections of América Móvil’s annual report on Form 20-F for the year ended December 31, 2018, and any of América Móvil’s other applicable filings with the Securities and Exchange Commission.  In no event shall the Company nor any of its subsidiaries, affiliates, directors, officers, agents or employees be liable before any third party (including investors) for any investment or business decision made or action taken in reliance on the information and statements contained in this presentation or for any consequential, special or similar damages.  América Móvil undertakes no obligation to publicly update or revise any forward-looking statements to reflect circumstances or events after the date hereof. This presentation and its contents are proprietary information and may not be reproduced or otherwise disseminated in whole or in part without América Móvil’s prior written consent. América Móvil

Legend The Company has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates (the “Registration Statement”). Before you invest, you should read the Registration Statement and other documents that the Company has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays toll-free at 1-800-438-3242. In the United Kingdom, this presentation is being communicated only to (i) persons having professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”), or (ii) high net worth entities falling within Article 49(2)(a) to (d) of the Order, or (iii) persons to whom it would otherwise be lawful to distribute it. The information contained herein is for those persons attending this presentation (and to whom this presentation is directed) only, and is solely for their information and may not be reproduced or further distributed to any other person or published in whole or in part for any purpose. América Móvil

América Móvil: Summary 1

One of the largest integrated telcos in the world, with 360 million accesses and operations in 25 countries EUR Billions March 2019 (LTM) Presence 25 countries Revenues $ 45 EBITDA $ 13 CapEx $ 7 Net debt $ 27 Market Cap* $ 43 Credit Ratings A3 / A- / A- Summary América Móvil is one of the largest integrated telecom operators in the world with 360 million accesses and operations in 25 countries *As of April 30, 2019.

América Móvil: Overview 2

América Móvil has developed operations in the Americas and in Central and Eastern Europe; most of them are convergent: fixed and mobile Wireless & Fixed operations Wireless operations MVNO Overview

Overview Access Lines by Country – December 2018 *Includes Ecuador, Peru, Chile, Argentina, Paraguay, Uruguay, Central America and Caribbean. 276 million Wireless Subscribers 76 million Postpaids 84 million RGUs 30 million Broadband Accesses 22 million PayTv units We are well diversified geographically, with Mexico and Brazil being our core countries 100% 100%

Source: Bloomberg . *FCF defined as EBITDA – Cash from operations - CapEx Overview América Móvil ranks as the largest company outside of China and India by access lines and the 7th in revenues… AMX Global Position (Ex-China and India) – 2018 #1 #2 #7 #9 #8

Overview Source: Company Reports. …and is the 5th largest by revenues in the Western Hemisphere Revenues – 2018 USD Billion

Overview Source: Company Reports as of 4Q18. *Includes recent acquisition of TEF Guatemala.  Country Wireless Fixed-Broadband Pay TV Mexico #1 #1 n.a. Brazil #2 #1 #1 Colombia #1 #1 #1 Argentina #1 #4 #4 Central America* #1 #1 #1 Caribbean (Puerto Rico + Dominicana) #1 #1 #1 In Latin America we are the telecom leader in most segments and countries… América Móvil’s Rankings in Latin America

 Country Wireless Fixed-Broadband Pay TV Austria #1 #1 #3 Croatia #2 #2 #2 Bulgaria #1 #2 #2 Belarus #2 #3 #4 Slovenia #2 #4 #4 Macedonia #2 #2 #1 Serbia #3 n.a. #2 Source: Company Reports as of 3Q18. Overview …as we are in Austria. We have developed a convergent platform in our Eastern European operations which formerly were only mobile América Móvil’s Rankings in Europe

Overview Source: Company Reports. With 22 million clients Tracfone, our MVNO in the US, is the largest in the world and the fifth operator in the country US Prepaid Wireless Subscribers – 2018 Millions

América Móvil: Evolution and Recent Developments 3

Recent Developments Acquired Telmex and Telmex Internacional Building a Convergent Platform Added $16Bn revenues Telecoms Reform in Mexico Elimination of National Long Distance, National Roaming and Interconnection Revenues Revenue loss of $1.3Bn per year Expansion in Europe Acquisition of a 27% stake in KPN Acquired control of Telekom Austria Added $4.6Bn Revenues Acquisition of a 16% stake in Telekom Austria Unlimited Calling in Mexico/ Prepaid Revenue loss of 1.7Bn per year 2010-2015 were years of change; we went from being mostly mobile to being an integrated carrier, and we expanded our operations to Europe

Fixed Service Revenues USD Billions at Constant Exchange Rates Mobile Service Revenues USD Billions at Constant Exchange Rates Recent Developments Since 2016, mobile service revenues have shown a solid recovery on the back of data services while fixed revenues remained mostly stable

Recent Developments The diversity of our operations results in more stable consolidated revenue trends and is an important factor in our credit ratings Service Revenues by Region % Annual Change at Constant Exchange Rates

Recent Developments In Mexico and Brazil, our main markets, our mobile operations have shown great dynamism, offsetting secular declines in fixed revenues Fixed Service Revenues % Annual Change in Local Currency Mobile Service Revenues % Annual Change in Local Currency

Recent Developments Our EBITDA has recovered from the impact of regulatory and competitive developments that mostly affected Mexico Consolidated EBITDA Margin % Consolidated EBITDA USD Billions at Constant Exchange Rates

*USD Includes U.S., Panama, El Salvador, Ecuador and Puerto Rico. The light shade refers to currencies that are roughly pegged to the US dollar, such as the rest of Central American countries and the Dominican Republic. ** Includes Peru, Uruguay, Paraguay and Chile. Over a third of our revenues are denominated in hard currencies; the Mexican peso and Brazilian real account for nearly half of our revenues Service Revenues by Currency 2018 % of Total Service Revenues Recent Developments

Recent Developments $10Bn USD $8Bn USD Capital Expenditures to Sales % Capital Expenditures USD Billions CapEx averaged $8 Bn per year since 2016, down from $10 Bn in our early years as a convergent player, having substantially completed fiber rollout

Infrastructure Built over 2010 to 2018 Outstanding 2018 Fiber Optic Networks (thousand km) 527 829 Base Stations (thousands) 139 207 Homes Passed (millions) 35 75 Satellites (units) 3 9 Submarine Cable AMX1: 17,500km with 11 landing points* Data Centers 11 27 Since we became an integrated carrier, we have nearly tripled our fiber optic networks and have substantially modernized our wireless platforms Recent Developments *Brazil, Colombia, The Caribbean, Mexico and Florida.

Recent Developments The recovery of our EBITDA and our lower CapEx requirements resulted in a significant improvement in our free cash flow Free Cash Flow USD Billions

América Móvil: Financial Situation 4

In 2016 we began a major deleveraging effort which has led to a $6.6 Bn net debt amortization and to the contribution of $1.8 Bn to pension plans Uses of Free Cash Flow USD Billions Financial Situation

Net Debt 2015 Gross Debt 2018 Net Debt 2018 Financial Situation Cash and Marketable Securities* *Includes KPN stake. After considering FX variations and changes in the value of our KPN stake, our net debt came down by $5.0 Bn since end 2015 AMX’s Net Debt Position USD Billions Reduction in Net Debt

*Figures in USD. Includes 50% of hybrid outstanding amount and market value derivatives. As we paid down our debt and rebuilt our revenue base after competitive and regulatory disruptions in Mexico, our net debt/EBITDA ratio declined Net Debt/EBITDA* Times Financial Situation

Telecom Credit Rating Moody's Standard & Poor's Fitch América Móvil A3¨¨ A- A-¨¨¨ Verizon Baa1 BBB+ A-¨¨¨ Orange Baa1 BBB+ BBB+ Deutsche Telekom Baa1 BBB+ BBB+ AT&T Baa2 BBB¨ A-¨¨¨ Vodafone Baa2 BBB+ BBB+ Telefónica Baa3 BBB¨ BBB¨ Source: Bloomberg. Financial Situation AMX has maintained the highest credit ratings among the major Western telcos, on account of its diversification and strong balance sheet

Source: Company Reports. * The debt includes 50% of hybrid bond. Both debt and EBITDA are for 1Q19 under IFRS 16; EBITDA corresponds to the annualized first quarter. We have the lowest leverage ratio among the major telecommunication operators in the Western Hemisphere Net Debt/EBITDA - 2018 Times Financial Situation * * * * * 2.3 2.7 2.9 3.1 3.3 3.6

Source: Company Reports. When adjusted for committed dividends and M&A, AMX’s discretionary cash flow is substantially higher than that of its peers relative to its debt Adj. FCF/Total Debt – 2018 % Financial Situation

*All bank loans are in local markets. Our gross debt, $32Bn, has been funded for the most part in international markets; includes $5Bn in local currency bonds and $1.3Bn in hybrid bonds Gross Debt – December 2018 USD Billions 29 32 Financial Situation

Euros and dollars each represent roughly one-third of our funding ex-Telekom Austria; local currencies account for just over 20% in all Gross Debt by Currency – December 2018% 100% 100% Financial Situation

Our bond maturities are very spread out in time, with an average life of 11.4 years; in the next three years maturities average $1.2Bn per year Bond Maturities in International Capital Markets* - March 2019 USD Billions *Only hard currency bonds. Includes both USD denominated bonds issued on April 2019 and considers the repayment of some USD bonds with the use of proceeds. Does not include the euro-denominated bond exchangeable into KPN shares maturing in 2020. *Does not include Telekom Austria. Financial Situation 1.3 2.4 1.0 5.4 1.1 1.1 1.4 0.7 0.7 1.0 2.6

We have three committed revolving credit facilities in an aggregate amount of nearly $6Bn meant to provide liquidity when needed América Móvil Two revolving syndicated bank facilities, initially 5 year facilities: USD $2.5bn EUR Eq. $2.0bn Telekom Austria One revolving syndicated bank facility: EUR €1.0bn Two of the facilities will be refinanced later this year. The AMX EUR Eq. $2.0bn facility is available until May 2021. Liquidity Facilities Financial Situation

América Móvil: Going Forward 5

Going Forward We have recently taken advantage of in-market consolidation opportunities in Brazil and in Central America at a cost of $1.6Bn M&A – In-market consolidation: Brazil 5th operator (Nextel) 3.3 M clients 35 MHz of spectrum + 20MHz in Sao Paulo and 30MHz in Rio de Janeiro Revenues of 606 M USD Postpaid market share 21% to 32% in SP, 27% to 44% in Rio for a 21% to 25% nationwide Expected closing Sept. 2019 Guatemala 3rd operator (Telefónica) 2.9 M clients 80 MHz of spectrum Revenues of 208 M USD Mobile market share 26% to 43% Closed Jan. 2019 El Salvador 3rd operator (Telefónica) 1.8 M clients 55 MHz of spectrum Revenues of 163 M USD Mobile market share 27% to 49% Expected closing Sept. 2019

Source: ITU estimates. Source: GSMA intelligence. Internet usage is becoming more prevalent in LatAm; new technologies will enable us to bridge the gap with Developed Economies Latin America Smartphone Penetration % Fixed-broadband Penetration Subscriptions / inhabitants Going Forward

Getting ready for 5G Continue with the expansion of 4.5G Transmission Projects Spectrum Voice over LTE (VoLTE) Coverage Virtualization 4G 4.5G 5G Maximum throughput per cell Devices per Km2 Latency We are very advanced in the modernization process of our platforms; 5G is for us a natural evolution of our top-of-the-line networks Going Forward

Conclusions Geographic diversification has helped us maintain more stable revenue trends Integrated, convergent platforms have become a great competitive advantage in the telecom industry We have consistently outpaced our main competitors in terms of investment and generally have a competitive edge in terms of infrastructure vis-à-vis them We are well prepared for the introduction of 5G networks in the coming years, having built out our fiber networks and modernized our mobile and transmission platforms We have maintained a solid, healthy balance sheet and have the best credit ratings among the major Western telcos Going Forward

América Móvil May 2019